October 11, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Scott

Re:	Delaying Amendment for Trust for Advised Portfolios (the “Registrant”) Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-213829)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the Legg Mason Opportunity Trust, a series of Legg Mason Investment Trust, into the Miller Opportunity Trust, a series of the Registrant, and the Miller Income Opportunity Trust, a series of Legg Mason Global Asset Management Trust, into the Miller Income Fund, a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2016 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Glendora and the State of California, on the 11th day of October, 2016.

If you have any questions or comments, please do not hesitate to contact me at (626) 914-7220.

Trust for Advised Portfolios

/s/ Eric W. Pinciss
By: Eric W. Pinciss
Title: Secretary